                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


(Mark One):

  X            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
-----          EXCHANGE ACT OF 1934

               For the plan year ended December 31, 2004

                                       OR

               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
-----          EXCHANGE ACT OF 1934


               For the transition period from ________ to________

Commission file number 001-13777


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               GETTY REALTY CORP.
                         125 Jericho Turnpike, Suite 103
                             Jericho, New York 11753

                              REQUIRED INFORMATION

Financial Statements, Supplemental Schedules and Exhibits as follows:

     1.    Financial Statements:

                Consolidated Statements of Net Assets Available for Plan
                 Benefits as of December 31, 2004 and 2003

                Consolidated Statement of Changes in Net Assets
                 Available for Plan Benefits for the year ended
                 December 31, 2004

                Notes to Financial Statements


     2.    Exhibits:  None

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                              GETTY REALTY CORP.
                                              RETIREMENT AND
                                              PROFIT SHARING PLAN



Dated:  June 22, 2005                         by:   /s/ Thomas J. Stirnweis
                                                   ----------------------------
                                                   Thomas J. Stirnweis
                                                   Chairman of the Getty Realty
                                                     Corp. Retirement and Profit
                                                     Sharing Plan Committee and
                                                     Plan Administrator

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN

                              Financial Statements
                        as of December 31, 2004 and 2003
                    and for the year ended December 31, 2004

                          INDEX TO FINANCIAL STATEMENTS


                                                                           PAGE

Financial Statements:

 Consolidated Statements of Net Assets Available for Plan Benefits
 as of December 31, 2004 and 2003                                            2

 Consolidated Statement of Changes in Net Assets Available for Plan
 Benefits for the year ended December 31, 2004                               3

 Notes to Financial Statements                                             4 - 8

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
        Consolidated Statements of Net Assets Available for Plan Benefits
                        as of December 31, 2004 and 2003
                                 (in thousands)


                                                         2004            2003
                                                       ---------      ---------
Assets:
 Investments, at fair value (Note 6)                     $6,555         $5,786
 Cash                                                        15             12
 Employer contributions receivable                           22             16
 Employee loans                                              11             12
                                                       ---------      ---------
Net assets available for plan benefits                   $6,603         $5,826
                                                       =========      =========










   The accompanying notes are an integral part of these financial statements.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
   Consolidated Statement of Changes in Net Assets Available for Plan Benefits
                      for the Year ended December 31, 2004
                                 (in thousands)


Contributions:
 Employer                                                               $    60
 Employee                                                                   157
                                                                        --------
                                                                            217
                                                                        --------
Investment income:
 Interest and dividend income                                               283
 Net investment gain from pooled separate accounts                          159
 Net appreciation of investments                                            230
                                                                        --------
                                                                            672
                                                                        --------

Withdrawals                                                                (112)
                                                                        --------
Net additions                                                               777

Net assets available for plan benefits as of January 1, 2004              5,826
                                                                        --------
Net assets available for plan benefits as of December 31, 2004          $ 6,603
                                                                        ========



   The accompanying notes are an integral part of these financial statements.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                          Notes to Financial Statements

1.  Description of Plan

          The following brief description of the Getty Realty Corp. Retirement and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

          The Plan, established February 1, 1978, is a defined contribution plan covering all employees of Getty Realty Corp. and its wholly-owned subsidiaries (the "Company"), who have attained age twenty-one and completed 1/2 year of service, except those covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), other than Title IV, and provides for the benefits available under
Section 401(k) of the Internal Revenue Code.

          Employees may contribute up to 50% of their compensation to the Plan (for 2004, limited to a maximum contribution of $13,000 for employees who are under the age of 50 and $16,000 for those over) and the Company matches an amount equal to the lesser of 50% of such employee contributions or 3% of compensation (for 2004, limited to a maximum compensation of $205,000). The Company may also make a profit sharing contribution to the Plan at the discretion of the Company's Board of Directors. Employees must complete one year of service and must complete at least 1,000 hours of service during the plan year for which such contributions are made to be eligible to participate in profit sharing contributions.

          The Plan provides for a participant directed investment program. Contributions to the Plan, including the employer contributions, may be invested in twelve available investment funds allocated in multiples of 5% at the election of the employee as follows:

          The Guaranteed Interest Fund consists primarily of high-quality, fixed-income investments including public bonds, private placements, commercial mortgage loans and short-term investments. MassMutual maintains the contributions and related accumulated investment earnings in the MassMutual Guaranteed Interest Account ("GIA") which earns interest at a minimum guaranteed rate of return which is revised semi-annually. The GIA is backed by the general assets of Massachusetts Mutual Insurance Company ("MassMutual") and, accordingly, is subject to its credit worthiness (MassMutual has been rated A++ by A.M. Best Company, AAA by both Fitch Ratings and Standard & Poor's Corp., and Aa1 by Moody's Investors Service).

          The Core Value Equity Fund invests in the MassMutual Premier Core Value Equity Fund SIA-A pooled separate investment account which holds Class S shares of three MassMutual Institutional funds; the MassMutual Premier Value Fund (ticker symbol: MVEDX), the MassMutual Select Diversified Value Fund (ticker symbol: MDVSX) and the MassMutual Premier Enhanced Index Value Fund (ticker symbol: MEPSX). The Core Value Equity Fund invests in stocks of larger, well-established companies selling at discounted valuation levels. The Core Value Equity Fund is not guaranteed as to either principal or a stated rate of investment return.

          The Getty Common Stock Fund invests in common stock of the Company (ticker symbol: GTY). The Fund is administered by the Company and is not guaranteed as to either principal or a stated rate of investment return.

          The four Destination Retirement Funds hold Class S shares of MassMutual Select Destination Retirement Fund pooled separate investment accounts which are managed by Massachusetts Mutual and invest in a combination of MassMutual equity, fixed income and money market funds using an asset allocation strategy based on the approximate retirement year of the investors for whom the fund's asset allocation strategy is designed. Assets in each fund are allocated among MassMutual Institutional funds according to an asset allocation strategy that offers an automatic roll-down process that seamlessly invests more conservatively until it reaches 25% in equity funds and 75% in fixed-income funds, including money market funds (approximately five to ten years after the fund's target retirement year).

          These investment options are designed for investors who are investing with a specific target retirement date in mind seeking a single solution to diversification without the task of having to adjust their portfolio as they approach retirement. The Destination Retirement Funds are not guaranteed as to either principal or a stated rate of investment return.

          The Destination Retirement Income Fund invests in the MassMutual Select Destination Retirement Income Fund SIA-BC pooled separate investment account (ticker symbol: MDRSX) using an asset allocation strategy designed for investors already in retirement. Assets are allocated according to a stable target asset allocation strategy of 30% stocks and 70% bonds and cash that emphasizes fixed income and money market funds but also include a smaller allocation to equity funds.

          The Destination Retirement 2020 Fund invests in the MassMutual Select Destination Retirement 2020 Fund SIA-BP pooled separate investment account (ticker symbol: MRTSX) using an asset allocation strategy for investors expecting to retire around the year 2020 and is designed for a person who will retire between the years 2016-2025. Assets are allocated according to a target asset allocation strategy of 60% stocks and 40% bonds and cash.

          The Destination Retirement 2030 Fund invests in the MassMutual Select Destination Retirement 2030 Fund SIA-BA pooled separate investment account (ticker symbol: MRYSX) using an asset allocation strategy for investors expecting to retire around the year 2030 and is designed for a person who will retire between the years 2026-2035. Assets are allocated according to a target asset allocation strategy of 85% stocks and 15% bonds and cash.

          The Destination Retirement 2040 Fund invests in the MassMutual Select Destination Retirement 2040 Fund SIA-BE pooled separate investment account (ticker symbol: MFRSX) using an asset allocation strategy for investors expecting to retire around the year 2040 and is designed for a person who will retire between the years 2036-2045. A significant percentage of the underlying investments in this strategy have a higher than average risk exposure. Assets are allocated according to a target asset allocation strategy of 100% stocks.

          The following funds hold units in independently managed mutual funds. The contributions and related accumulated investment earnings are not guaranteed as to either principal or a stated rate of investment return.

          The Contrafund Fund invests in the MassMutual SIA-W2 pooled separate investment account which holds shares of Fidelity's Contrafund (ticker symbol:
FCNTX), a mutual fund that invests mainly in undervalued common stocks of companies experiencing improved fundamentals. The portfolio emphasizes both well-known and lesser-known companies that are not currently favored by the public, but which show potential for capital appreciation due to positive changes or turnarounds that are underway. The portfolio for the underlying fund is managed by Fidelity Management and Research Company.

          The New Horizons Fund invests in the MassMutual SIA-W4 pooled separate investment account which holds shares of T. Rowe Price's New Horizons Fund (ticker symbol: PRNHX), a mutual fund which invests mainly in common stocks of small, rapidly growing companies. The fund will invest primarily in a diversified group of small, emerging growth companies, preferably early in the corporate life cycle before a company becomes widely recognized by the investment community. The portfolio may also invest in companies that offer the possibility of accelerated earnings growth due to rejuvenated management, new products, or structural changes in the economy. The portfolio for the underlying fund is managed by T. Rowe Price Associates, Inc.

          The Ultra Fund invests in the MassMutual SIA-W7 pooled separate investment account which holds shares of American Century's Ultra Fund (ticker symbol: TWCUX), a mutual fund which seeks to invest mainly in common stocks of companies that will increase in value over time. Management of the funds is based on the belief that, over the long term, stock price movements follow growth in earnings, revenues and /or cash flows. The portfolio emphasizes large-sized companies that are growing at an accelerating pace. The portfolio for the underlying fund is managed by American Century Investment Management, Inc.

          The S&P 500 Index Fund holds shares of the Schwab S&P Index 500 E-Shares Fund (ticker symbol: SWPEX), a mutual fund that invests in the same stocks that make up the S&P 500 index and in the same relative weightings that each stock is in the index. The portfolio for the underlying fund is managed by Charles Schwab Investment Management with a focus on achieving a total rate of return comparable to the S&P 500 Index.

          The International Growth Fund holds shares of American Century International Growth Fund (ticker symbol: TWIEX) a mutual fund which invests in the stocks of developed foreign companies outside the United States and domestic stocks. The portfolio for the underlying fund is managed by American Century Investment Management, Inc.

          Under the loan provision, employees are permitted to borrow between $500 and the lesser of $50,000 or 50% of the participant's vested account balance for personal reasons reflecting important financial needs. The interest rate charged is fixed at the prime rate in effect at the beginning of the month the loan is requested plus 1%. Loan repayments are made by bi-weekly payroll deductions. The employee is charged a $75 loan initiation fee for each loan from the plan. Loans are required to be repaid over a maximum period of five years, unless the loan is used to purchase a principal residence, in which case the maximum period is fifteen years. Loans may be repaid in full before their maturity date. However, all loans must be repaid upon cessation of employment and, if not repaid within 90 days, the unpaid balance of principal and interest is charged against the participant's vested account balance.

          On termination of employment, if the employee's vested account balance is greater then $5,000, the employee's vested account balance may be distributed to the employee in the form of a single lump sum payment or in substantially equal installments, after the Plan administrator receives consent for the distribution from the employee. If the employee's vested account balances is not greater than $5,000 at the time of termination, the employee's account is automatically distributed to the employee in the form of a single lump sum payment. While employed, employees generally may not receive a distribution from their accounts unless they have attained age 65. However, an employee may withdraw all or a portion of their rollover contributions without penalty at any time. Additionally, an employee may request a distribution of all or a portion of their voluntary contributions if they can demonstrate "financial hardship." If the Plan administrator approves the request the employee shall be suspended from making voluntary contributions to the Plan for a certain period after receiving the hardship distribution.

          Employee contributions (including related accumulated investment earnings) are 100% vested. Employer contributions (including related accumulated investment earnings) vest in accordance with the following schedule:

                     Years of Service                    Percent Vested
                     ----------------                    --------------

                       2 years                               20%
                       3 years                               40
                       4 years                               60
                       5 years                               80
                       6 or more years                       100


          Upon termination of employment, the non-vested portion of employer contributions, if any, will be forfeited by the employee and applied to reduce the Company's future contributions.


2.  Summary of significant accounting policies

          The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). GAAP requires management to make its best estimates, judgments and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and changes in net assets available for plan benefits during the period reported. While all available information has been considered, actual results could differ from those estimates, judgments and assumptions.

          The investments in the Guaranteed Interest Fund, the Core Value Equity Fund, the Destination Retirement Funds, the Contrafund, the New Horizons Fund and the Ultra Fund are stated at current fair value as reported by MassMutual using quoted market prices or good faith estimates if quoted market prices are not available. The Getty Common Stock Fund, The S&P 500 Index Fund and The International Growth Fund are valued at published market prices.

          The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net investment gain or loss from pooled separate accounts, and the net appreciation or depreciation in the fair value of investments, which consists of the realized gains and losses and the unrealized appreciation and depreciation on those investments held by the Getty Common Stock Fund, the S&P 500 Index Fund and the International Growth Fund.

          Under the terms of the Plan, the Company has elected to pay the administrative expenses of the Plan.

3.  Termination Priorities

          While the Company has not expressed any intent to discontinue its contributions, the Board of Directors of the Company is free to do so at any time, subject to the requirements of the Internal Revenue Code and ERISA. In the event such discontinuance results in the termination of the Plan, the net assets of the Plan will be distributed to the participants and beneficiaries of the Plan under the terms of the Plan.

4.  Income Tax Status

          On December 19, 2002, the Internal Revenue Service informed the Company that the Plan was a qualified plan under Section 401(a) of the Internal Revenue Code.


5.  Reconciliation to Form 5500

          In accordance with GAAP, the Plan does not record a liability for amounts allocated to participants who have withdrawn from the Plan and for which disbursement of those funds has not been made by year end. The Department of Labor requires the recording of a liability for benefit claims payable in Form 5500. As of December 31, 2004 and 2003, there were no benefits claim payable recorded on the Form 5500 for employees who have elected to withdraw from the Plan.

6.  Investments

          The following summarizes the fair value of the Plan's investments as of December 31, 2004 and 2003 (in thousands):

                                                     2004          2003
                                                     ----          ----
Guaranteed Interest Fund (a)(b)                    $2,782        $2,712
Core Value Equity Fund (a)                            218           239
Getty Common Stock $.01 par value (b)(c)            2,393         2,031
Destination Retirement Income Fund (a)                 28            30
Destination Retirement 2020 Fund (a)                  188            70
Destination Retirement 2030 Fund (a)                  113            53
Destination Retirement 2040 Fund (a)                   48            73
Contrafund (a)                                        206           123
New Horizons Fund (a)(b)                              390           349
Ultra Fund (a)                                        112            93
S&P 500 Index Fund (d)                                 54            13
International Growth Fund (e)                          23             0
                                                   ------        ------
                                                   $6,555        $5,786
                                                   ======        ======


(a)  Fair value determined by MassMutual.

(b) Fund balance represents more than 5% of the Plan's net assets available for plan benefits as of the beginning of the year.

(c) The market value of the Company's common stock was $28.73 per share and $26.15 per share as of December 31, 2004 and 2003, respectively.

(d) Fair value determined by Charles Schwab.

(e) Fair value determined by American Century Investment Management, Inc.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                                 2004 FORM 5500

             SCHEDULE H - PART IV - 4i - SCHEDULE OF ASSETS HELD FOR
                   INVESTMENT PURPOSES AS OF DECEMBER 31, 2004
                                 (in thousands)


 (a)                          (b)                                   (c)                       (d)         (e)
 ---                          ---                                   ---                       ---         ---

                                                         DESCRIPTION OF INVESTMENT
                                                          INCLUDING MATURITY DATE,
                  IDENTITY OF ISSUE, BORROWER,         RATE OF INTEREST, COLLATERAL,                    CURRENT
                    LESSOR, OR SIMILAR PARTY               PAR, OR MATURITY VALUE          COST(**)      VALUE
-----------------------------------------------------------------------------------------------------------------
1       (*)   MASSACHUSETTS MUTUAL LIFE INSURANCE   GUARANTEED INTEREST ACCOUNT
              COMPANY                                                                          -          $2,782

2       (*)   MASSACHUSETTS MUTUAL LIFE INSURANCE   PREMIER CORE VALUE EQUITY FUND
              COMPANY                                                                          -             218

3       (*)   GETTY REALTY CORP.                    COMMON STOCK, $.01 PAR VALUE               -           2,393

4       (*)   MASSACHUSETTS MUTUAL LIFE INSURANCE   DESTINATION SELECT RETIREMENT
              COMPANY                               INCOME FUND                                -              28

5       (*)   MASSACHUSETTS MUTUAL LIFE INSURANCE   DESTINATION SELECT RETIREMENT 2020
              COMPANY                               FUND                                       -             188

6       (*)   MASSACHUSETTS MUTUAL LIFE INSURANCE   DESTINATION SELECT RETIREMENT 2030
              COMPANY                               FUND                                       -             113

7       (*)   MASSACHUSETTS MUTUAL LIFE INSURANCE   DESTINATION SELECT RETIREMENT 2040
              COMPANY                               FUND                                       -              48

8       (*)   MASSACHUSETTS MUTUAL LIFE INSURANCE   FIDELITY CONTRAFUND
              COMPANY                                                                          -             206

9       (*)   MASSACHUSETTS MUTUAL LIFE INSURANCE   T. ROWE PRICE NEW HORIZONS FUND
              COMPANY                                                                          -             390

10      (*)   MASSACHUSETTS MUTUAL LIFE INSURANCE   AMERICAN CENTURY ULTRA FUND
              COMPANY                                                                          -             112

11            CHARLES SCHWAB                        SCHWAB S&P INDEX 500 E-SHARES FUND         -              54

12            AMERICAN CENTURY INVESTMENTS          AMERICAN CENTURY INTERNATIONAL
                                                    GROWTH FUND                                -              23

13      (*)   PARTICIPANT LOANS                     LOAN TO PLAN PARTICIPANT WITH
                                                    MATURITY DATE OF JULY 1, 2013,
                                                    BEARING INTEREST AT 9.5% AND
                                                    SECURED BY THE PARTICIPANT'S VESTED
                                                    ACCOUNT BALANCE                            -              11

        (*)   DENOTES PARTY IN INTEREST.

        (**)  COST INFORMATION OMITTED SINCE PLAN INVESTMENTS ARE PARTICIPANT DIRECTED.